United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2003

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  [X]  Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ]  No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610, and the Registration Statement of Companhia Vale do Rio Doce, File No. 333-109610-01.

PRESS RELEASE
SIGNATURES

CVRD Extends Expiration Date of Exchange Offer

Rio de Janeiro, November 24, 2003 – Companhia Vale do Rio Doce (CVRD) announced today that its wholly-owned subsidiary, Vale Overseas Limited (Vale Overseas), has extended the expiration date of its offer to exchange up to US$ 300 million aggregate principal amount of Vale Overseas’ registered 9.0% Guaranteed Notes due 2013 (the New Notes) for any and all of Vale Overseas’ outstanding unregistered 9.0% Guaranteed Notes due 2013 (the Old Notes).

The new expiration date for the exchange offer will be 5:00 p.m., US Eastern Standard Time (EST) on December 8, 2003, unless extended.

The exchange agent has informed CVRD that, as of 5:00 p.m. (EST) on November 21, 2003, approximately US$ 126,915,000 in aggregate principal amount of its Old Notes had been tendered in the exchange offer. This amount represents approximately 42% of the outstanding Old Notes.

The New Notes are substantially identical to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended, and will not bear any legend restricting their transfer. The purpose of the exchange offer is to allow holders that meet the conditions described in the prospectus to receive New Notes that may be resold in the United States without further registration under the Securities Act.

The terms of the exchange offer and other information relating to Vale Overseas and CVRD are set forth in a prospectus dated October 27, 2003. Copies of the prospectus and the related letter of transmittal may be obtained from the exchange agent — JP Morgan Chase Bank, 4 New York Plaza, 15th Floor, New York, New York 10004, Attn: Institutional Trust Services, telephone (212) 623-5175, fax number (212) 623-6214. The prospectus is also available on CVRD’s web site (www.cvrd.com.br).

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the New Notes or the Old Notes. The exchange offer is made solely by the prospectus.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer